UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 0-26058

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE GOVERNMENT PRACTICE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

KFORCE GOVERNMENT PRACTICE PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administrator of

Kforce Government Practice Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce Government Practice Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Pender Newkirk and Company LLP
Certified Public Accountants

Tampa, Florida
June 27, 2012

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Participant-directed investments at fair value	$15,272,499	$14,579,500

Receivables:
Employer contributions	589,705	866,110
Participant contributions	—	—
Notes receivable from participants	190,369	205,054

Total receivables	780,074	1,071,164

Net assets available for benefits at fair value	16,052,573	15,650,664
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	—

Net assets available for benefits	$16,052,573	$15,650,664

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Investment (loss) income:
Net depreciation in fair value of investments	$(676,180)
Interest and dividends	197,955

Net investment loss	(478,225)

Interest on notes receivable from participants	7,753
Contributions:
Participant	2,585,570
Employer	592,309
Rollovers from other qualified plans	333,544

Total contributions	3,511,423

Benefits paid to participants	(2,611,060)

Other income	24,773

Other expenses	(32,283)

Net increase in net assets	422,381
Transfers into plan	4,288
Transfers out of plan	(24,760)

Transfers, net	(20,472)

Net assets available for benefits:
Beginning of period	15,650,664

End of period	$16,052,573

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General— The Kforce Government Practice Plan (the “Plan”) is sponsored by Kforce Government Holdings, Inc. (“KGH”), a wholly owned subsidiary of Kforce Inc. The Plan is a defined contribution plan covering substantially all employees of Kforce Government Solutions, Inc. (“KGS”), a wholly owned subsidiary of KGH, except those that meet certain exceptions. The Plan’s trustee is Prudential Bank & Trust FSB (“Prudential” or the “Trustee”) and the record keeper is The Prudential Insurance Company of America. The Plan was initiated on October 2, 2006.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility—All employees of KGS are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Internal Revenue Code (the “Code”) Section 414(n)

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan

•	Employees who are nonresident aliens with no U.S. source earned income

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees

•	Employees who are not on the U.S. payroll of KGS.

Contributions—Participants may contribute up to 75% of their compensation for each year subject to the limitations provided in the Code, which was $16,500 for those under age 50 and $22,000 for those age 50 and above for 2011. KGH matching and other contributions are made at the discretion of the Board of Directors, in cash or Kforce Inc. common stock, in amounts not to exceed the maximum permitted as a deductible expense by the Code. KGH contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who are active as of the last day of the Plan year and who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death, total disability or after reaching age 55. For the year ended December 31, 2011, KGH made matching contributions equal to 50% of each participant’s eligible deferral up to 6% of eligible compensation for all eligible participants at December 31, 2011.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, KGH’s matching and other contributions, transfers into the Plan, rollovers and Plan earnings and is charged with withdrawals and Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Rollovers—All employees are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings, if any, thereon. KGH contributions and earnings, if any, vest at the rate of 20% for each year of service earned. A year of service is defined as any eligible participant who has completed at least 1,000 hours as of the last day of the Plan year. KGH contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service, and

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from rollover contribution account.

Plan Termination—Although it has not expressed any intent to do so, KGH has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. KGH contributions are automatically invested in the investment options selected by each participant for their contributions.

Notes Receivable from Participants—Participants may borrow money from their vested account balance for any reason. The maximum amount available for notes receivable is the lesser of $50,000, reduced by the participant’s highest note receivable balance outstanding in the 12 months prior to the date of the loan, or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Notes receivable must have a definite repayment period not to exceed five years unless the note receivable is for the purchase of a principal residence, in which case the repayment period must not exceed 10 years or 15 years for notes receivable issued subsequent to January 1, 2009. Notes receivable from participants, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.

Notes receivable are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee.

Payment of Benefits—Upon termination of service, a participant may elect an immediate lump-sum payment. Other forms of payment are available, as defined by the Plan. Withdrawals from the Plan shall be paid to a participant, to the extent possible, in cash or Kforce Inc. common stock, as elected by the participant.

At December 31, 2011 and 2010, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from KGH contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce administrative expenses payable by the Plan, to reduce employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. During the year ended December 31, 2011, there was $106,000 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2011 and 2010. Forfeited funds in the suspense account at December 31, 2011 and 2010 were approximately $46,600 and $102,700, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the pooled separate accounts are stated at fair value, as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments, which are shares of mutual funds and common stock. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. The fair value of the contract, which approximates contract value at December 31, 2011 and 2010, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations and risks.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and in the units of pooled separate accounts are deducted from income or loss on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Notes Receivable from Participants— Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

Contributions—Employee contributions are recorded when eligible compensation is paid. Employer contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Administrative expenses of the Plan are paid by KGH, the Plan and/or unallocated Plan forfeitures.

Subsequent Events——KGH considers events that occur after the date of the statement of net assets available for benefits but before the financial statements are issued to determine appropriate accounting and disclosure for those events. We evaluated all events or transactions that occurred subsequent to December 31, 2011 and through the time of filing this Annual Report on Form 11-K. We are not aware of any significant events that occurred subsequent to December 31, 2011 but prior to the filing of this report that would have a material impact on our financial statements.

New Accounting Standards Adopted — In May 2011, the FASB issued guidance to achieve common fair value measurement and disclosure requirements under GAAP and International Financial Reporting Standards (“IFRS”). Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, additional fair value disclosures are required. The guidance is effective for fiscal years beginning after December 15, 2011. The Plan is currently evaluating the impact of adoption of the guidance on its statement of net assets and fair value measurement disclosures.

3.	INVESTMENTS

The following presents the individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	December 31,
Description of Investment	2011	2010
Guaranteed Income Fund (see Note 4)	$2,837,738	$3,077,471
Thornburg International Value Fund	2,466,841	1,801,562
Pimco Total Return Fund	2,048,581	1,834,614
Wells Fargo Advantage Growth Adm	1,815,538	—
Columbia Dividend Income A	1,578,202	—
Mid Cap Growth/TimesSquare Fund	1,018,282	923,530
Columbia Small Cap Value Fund I A	905,710	868,936
American Funds Growth Fund of America	—	2,093,644
Large Cap Value/LSV Asset Management Fund	—	1,790,946

During the year ended December 31, 2011, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, depreciated in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) In Fair Value of Investments
Mutual fund—Thornburg International Value Fund	$(396,599)
Mutual fund—American Funds Growth Fund of America	(5,154)
Mutual fund—Columbia Small Cap Value Fund I A	(55,827)
Mutual fund—Goldman Sachs Mid-Cap Value Fund	(43,377)
Mutual fund—Pimco Total Return Fund	14,380
Mutual fund—Jennison Small Company Fund	8,293
Mutual fund—Prudential Stock Fund I	(1,027)
Mutual fund—Wells Fargo Advantage Growth Adm	(95,238)
Mutual fund—Columbia Dividend Income A	7,838
Mutual fund—Van Kampen Equity and Income Fund	(14,517)
Mutual fund—Mutual Global Discovery Fund A	(4,681)
Mutual fund—BlackRock Inflation Protected Bond A	2,560
Pooled separate account—Large Cap Value/LSV Asset Management Fund	36,599
Pooled separate account—Mid Cap Growth/TimesSquare Fund	(21,431)
Kforce Inc. common stock	(107,999)

Net depreciation in fair value of investments	$(676,180)

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by PRIAC. At December 31, 2011 and 2010, the contract value approximated fair value; therefore, no adjustment was necessary. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. PRIAC may not terminate the contract at any amount less than contract value.

PRIAC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting.

	December 31, 2011	December 31, 2010
Average yields:
Based on annualized earnings (1)	2.20%	2.45%
Based on interest rate credited to participants (2)	2.20%	2.45%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FAIR VALUE MEASUREMENTS

In accordance with current accounting guidance, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010:

		Fair Value Measurements at December 31, 2011 Using:
Description of Investment	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Domestic blend fund	$575,309	$575,309	$—	$—
Domestic growth funds	396,070	396,070	—	—
Domestic value funds	1,427,428	1,427,428	—	—
Intermediate-term bond fund	2,048,581	2,048,581	—	—
Inflation protected bond fund	210,623	210,623	—	—
International stock fund	84,224	84,224	—	—
International blend fund	2,466,841	2,466,841	—	—
Large value fund	1,578,202	1,578,202	—	—
Large growth fund	1,815,538	1,815,538	—	—
Moderate allocation fund	445,461	445,461	—	—

Total mutual funds	11,048,277	11,048,277	—	—
Pooled separate accounts:
Domestic growth fund	1,018,282	—	1,018,282	—
Guaranteed income fund	2,837,738	—	2,837,738	—
Kforce Inc. common stock	368,202	368,202	—	—

Total	$15,272,499	$11,416,479	$3,856,020	$—

		Fair Value Measurements at December 31, 2010 Using:
Description of Investment	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Domestic blend fund	$398,304	$398,304	$—	$—
Domestic growth funds	2,504,868	2,504,868	—	—
Domestic value funds	1,350,804	1,350,804	—	—
Intermediate-term bond fund	1,834,614	1,834,614	—	—
Inflation protected bond fund	30,190	30,190	—	—
International stock fund	68,774	68,774	—	—
International blend fund	1,801,562	1,801,562	—	—
Moderate allocation fund	391,134	391,134	—	—

Total mutual funds	8,380,250	8,380,250	—	—
Pooled separate accounts:
Domestic growth fund	923,530	—	923,530	—
Domestic value fund	1,790,946	—	1,790,946	—

Total pooled separate accounts	2,714,476	—	2,714,476	—

Guaranteed income fund	3,077,471	—	3,077,471	—
Kforce Inc. common stock	407,303	407,303	—	—

Total	$14,579,500	$8,787,553	$5,791,947	$—

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed KGH by a letter dated February 11, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, KGH and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds, pooled separate accounts, and an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.

At December 31, 2011 and 2010, the Plan held 29,862 and 25,173 shares, respectively, of common stock of Kforce Inc., the parent company of the sponsoring employer.

KFORCE GOVERNMENT PRACTICE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc. *	Common Stock	$368,202
Thornburg International Value Fund	Mutual Fund	2,466,841
Pimco Total Return Fund	Mutual Fund	2,048,581
Wells Fargo Advantage Growth Adm	Mutual Fund	1,815,538
Columbia Dividend Income A	Mutual Fund	1,578,202
Columbia Small Cap Value Fund I A	Mutual Fund	905,710
Prudential Stock Fund I	Mutual Fund	575,309
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	521,718
Van Kampen Equity and Income Fund	Mutual Fund	445,461
Jennison Small Company Fund*	Mutual Fund	396,070
BlackRock Inflation Protected Bond A	Mutual Fund	210,623
Mutual Global Discovery Fund A	Mutual Fund	84,224
Mid Cap Growth/TimesSquare Fund*	Pooled Separate Account	1,018,282
Guaranteed Income Fund*	Unallocated Insurance Contract	2,837,738
Various Participants*	Notes receivable from participants (maturing 2012 – 2016 at interest rates ranging from 4.25% to 8.25%)	190,369

		$15,462,868

*	Indicates a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Government Practice Plan

June 27, 2012	/s/ David M. Kelly
David M. Kelly
Secretary of the Plan Administrator Senior Vice President, Finance and Accounting of Kforce Inc.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Pender Newkirk and Company LLP, Independent Registered Public Accounting Firm